BIO-key International, Inc.

3349 Highway 138, Building A, Suite E

Wall, NJ 07719

July 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	BIO-key International, Inc. - Registration Statement on Form S-1
Commission File No. 333-239782

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BIO-key International, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-239782) (the “Registration Statement”), so that it may become effective at 5:00 pm on July 20, 2020, or as soon thereafter as practicable.

Thank you for your prompt attention to this request. Should you have any questions, please contact Vincent A. Vietti of Fox Rothschild LLP, counsel to the Registrant, at (609) 896-4571.

Very truly yours,

BIO-key International, INC.

By: /s/ Michael DePasquale

       Michael DePasquale

       Chief Executive Officer